SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2024

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated October 23, 2024 “CHANGES TO THE BOARD OF DIRECTORS AND BOARD COMMITTEES”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: October 23, 2024    By: /s/ Riaan Davel
        Name: Riaan Davel
        Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

CHANGES TO THE BOARD OF DIRECTORS AND BOARD COMMITTEES

In compliance with paragraph 3.59 of the JSE Limited Listings Requirements, DRDGOLD shareholders (“Shareholders”) are hereby advised that Mr Jean Nel, an independent non-executive director of the board of directors of the Company (“Board”), has decided to step down as a director of the Company with effect from Wednesday, 27 November 2024, after 6 years on the Board. He will consequently vacate his position as chairperson of the remuneration committee and the investment committee, and as a member of the risk committee and the audit committee.
DRDGOLD is sorry to see Mr Nel leave and is thankful for his valuable contribution during his tenure and wishes him well with his future endeavours. The Board is undertaking the process of finding a replacement non-executive director and an announcement in this regard will be published in due course.

Shareholders are further advised that Mr Edmund Jeneker has been appointed as chairperson of the remuneration committee and Ms Prudence Lebina has been appointed as chairperson of the investment committee with effect from Wednesday, 27 November 2024.

Johannesburg
23 October 2024
Sponsor
One Capital